September 9, 2009

Mr. Adam F. Turk
Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549

Re:	MoneyLogix Group, Inc. Preliminary Information Statement on Schedule 14C Filed August 31, 2009 File No. 000-30424

Dear Mr. Turk:

We represent Moneylogix Group, Inc. (“Moneylogix” or the “Company”). We are in receipt of your letter dated September 9, 2009 and the following sets forth the responses to same:

General Information

1.
We note your disclosure that you executed the Share Purchase Agreement for the disposition of 2131059 Ontario Limited on August 24, 2009.  Please note that Rule 14c-2(b) of the Securities Exchange Act of 1934 requires that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. Please amend your filing to state that in entering into the Share Purchase Agreement on August 24, 2009, you have not complied with Rule 14c-2(b) of the Exchange Act.

	Answer:	The filing has been amended to state that in entering into the Share Purchase Agreement on August 24, 2009, you have not complied with Rule 14c-2(b) of the Exchange Act.

The Company has acknowledged that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By:______________________
GREGG E. JACLIN